Issuer Free Writing Prospectus
Filed by: Comstock Resources, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-162328
February 28, 2011

Comstock Resources, Inc.
Pricing Term Sheet
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated February 28, 2011. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Comstock Resources, Inc.
Guarantee:	Unconditionally guaranteed on a senior basis jointly and
severally initially by each of our existing subsidiaries
that guarantees indebtedness under our credit facility and
by certain of our future restricted subsidiaries
Security:	7 3/4% Senior Notes due 2019
Size:	$300,000,000
Maturity:	April 1, 2019
Coupon:	7.750%
Offering Price:	100.000%
Yield to maturity:	7.750%
Interest Payment Dates:	April 1st and October 1st
Record Dates:	March 15th and September 15th
Gross Proceeds:	$300,000,000
Net Proceeds to the Issuer (before expenses):	$294,000,000
Redemption Provisions:
First call date:	April 1, 2015
Redemption prices:	Commencing April 1, 2015: 103.875%
Commencing April 1, 2016: 101.938%
Commencing April 1, 2017: 100.000%

Redemption with proceeds of equity offering:	Prior to April 1, 2014, up to 35% may be redeemed at 107.750%
Change of control:	Put at 101% of principal plus accrued interest
Trade date:	February 28, 2011
Settlement (T+ 10):*	March 14, 2011
Denominations:	$2,000 and integral multiples of $1,000
CUSIP:	205768 AH7
ISIN:	US205768AH73
Form of Offering:	SEC Registered (Registration No. 333-162328)
Joint book-running managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
BMO Capital Markets Corp.
J.P. Morgan Securities LLC

Co-managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Lloyds Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
Morgan Keegan & Company, Inc.
Natixis Securities North America Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Additional Information:
As of December 31, 2010, on an as adjusted basis to give effect to the issuance of the notes in this offering and the application of the net proceeds in this offering in the manner described under “Use of Proceeds” in the preliminary prospectus supplement, we had cash and cash equivalents of $77.8 million, total long-term debt of $596.4 million, with no borrowings outstanding under our credit facility, no amount outstanding under our 6 7/8% Senior Notes due 2012, $296.4 million of indebtedness outstanding under our 8 3/8% Senior Notes due 2017 and $300.0 million of indebtedness associated with our new Senior Notes due 2019 and total capitalization of $1,664.9 million. This information supplements the information contained in the capitalization table under the column heading “As Adjusted” on page S-25 of the preliminary prospectus supplement.

*	We expect that delivery of the notes will be made to investors on or about March 14, 2011, which will be the tenth business day following the date of this pricing sheet (such settlement being referred to as “T+10”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 4 World Financial Center, New York, NY 10080, Attention: Syndicate Operations or by calling 800-294-1322 or emailing: dg.prospectus_requests@baml.com.